UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras and CNPC define business model for Strategic Partnership in Comperj and Marlim Cluster

Rio de Janeiro, October 16, 2018 - Petrobras informs that today it signed an Integrated Project Business Model Agreement (“IPBMA” or “Business Model Agreement”) with China National Oil and Gas Exploration and Development Company (“CNODC”), a subsidiary of CNPC, advancing towards their Strategic Partnership, as disclosed to the market on July 4, 2018.

The Business Model Agreement details the steps of a feasibility study to evaluate COMPERJ current technical status, its investment case and the remaining scope to conclude the refinery and the business valuation. A joint team composed by CNPC and Petrobras specialists and external consultants will conduct the studies. Once the full benefits and costs of this project are quantified, the next step is to create a JV between Petrobras (80%) and CNPC (20%) to conclude and operate the refinery.

The integrated project also includes 20% participation of CNPC in Marlim cluster, which is composed by Marlim, Voador, Marlim Sul and Marlim Leste fields. Petrobras will have 80% and will keep the operatorship of all these fields.

Marlim crude oil production perfectly fits the design crude slate to be processed in COMPERJ refinery, a world class and high conversion heavy oil refinery.

This is an important milestone of the Strategic Partnership between Petrobras and CNPC while its effective implementation depends upon the successful results of COMPERJ feasibility study with the respective investment decision by the parties, as well as the negotiation of final agreements.

Petrobras and CNPC:

Since 2013, Petrobras and CNPC are partners in the Libra area, which was the first contract under the production sharing agreement regime and is located in the Santos Basin pre-salt area. In 2017, the consortium formed by Petrobras (operator, with 40% stake), CNPC (with 20%) and BP (with 40%) was the winner for the Peroba Block, one of the most contested in the auction promoted by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The strategic partnership between the companies will strengthen their ties and, furthermore, contribute to deepen the Global Strategic Partnership between Brazil and China, both members of the BRICS group.

The strategic partnership is also part of Petrobras’ broader program for the revitalization of its Eastern refining and logistics park. Regarding to upstream segment the partnership will focus on the optimization of the Revitalization project of Marlim field and the other projects related to Marlim Sul and Marlim Leste fields aiming to optimize the results of mature fields.

About Petrobras:

Petrobras is an integrated energy company focused on oil and gas, recognized as a leader in deep and ultra-deep water exploration and production, operating mainly in Brazil. Currently, Petrobras produces around 2.7 million barrels of oil equivalent per day and operates a crude distillation capacity of about 2.3 million barrels per day. The values of the company are based on respect for life, for people and for the environment; ethics and transparency; market driven; resilience and confidence; and results.

http://www.petrobras.com.br

About CNPC:

China National Petroleum Corporation (CNPC) is an integrated international energy company, with businesses covering petroleum exploration, production and development, refining and chemicals, pipelining, marketing, international trade, oilfield services, engineering and construction, petroleum equipment manufacturing and financial services. Currently, CNPC produces approximately 3.3 million barrels of oil equivalent per day and operates a processing capacity of over 3 million barrels per day. CNPC develops 91 oil and gas projects in 35 countries and is present in over 70 countries, while seeking an even greater international role.

http://www.cnpc.com.cn/en

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer